EXHIBIT 11.2

DUKE REALTY CORPORATION

EARNINGS TO DEBT SERVICE CALCULATIONS

(in thousands)

Nine Months Ended September 30, 2003

Net income from continuing operations less preferred dividends	$105,839
Earnings from land and depreciated property dispositions	(12,539)
Recurring principal amortization	7,248
Operating partnership minority interest	11,555
Interest expense (excludes amortization of deferred financing fees)	96,008
Earnings before debt service	$208,111

Interest expense (excludes amortization of deferred financing fees)	$96,008
Recurring principal amortization	7,248
Total debt service	$103,256

Ratio of earnings to debt service	2.02